

March 17, 2021

James Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

> **Re: Bio-Techne Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed August 26, 2020**
> **Form 10-Q for the Quarterly Period Ended December 31, 2020**
> **Filed February 8, 2021**
> **File No. 000-17272**

Dear Mr. Hippel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Earnings, page 21

1. Refer to your non-GAAP adjusted tax rate reconciliation on page 22. Your reported GAAP tax rate for the quarter and six months ended December 31, 2020, does not appear to reconcile to the rates disclosed in your discussion of income taxes on page 21. In future filings, please revise your disclosures to reconcile to your tax rate on a GAAP basis and present all significant reconciling items separately. In this regard, clarify why you re-cast your first quarter results using your effective tax rate for the first six months of fiscal 2021 and explain how this impacted your non-GAAP adjusted tax rate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences